EXHIBIT 1

1995 ANNUAL REVIEW

KENTUCKY INVESTORS, INC.

INVESTORS HERITAGE
LIFE INSURANCE COMPANY



TABLE OF CONTENTS

Mission and Strategy Statement               2
Letter to Stockholders                       3
Management's Discussion and Analysis         9
Corporate Officers                           22

Kentucky Investors, Inc.

     Consolidated Financial Statements       24
     Selected Financial Data                 28
     Report of Independent Auditors          28


Investors Heritage Life Insurance Company

     Selected Financial Data                 29
     Report of Independent Auditors          29
     Consolidated Financial Statements       30

Notes to Consolidated Financial Statement    34
Board of Directors                           47
Stock Prices and Annual Meeting              48



Photography by Lucy Johnson

OUR MISSION

The mission of Investors Heritage Life Insurance Company is to provide quality life insurance products and services, and maintain financial strength for the benefit of our insureds, stockholders, agents and employees.

Investors Heritage Life Insurance Company is committed to achieving long term financial objectives by implementing strategies to increase the volume and quality of insurance in force. We will improve the quality of the delivery system with programs to enhance the skills and timely response of marketing and support service functions.







OUR STRATEGY

The strategic plan focuses on timely product development, technology, education, communication, human resources practices, and market concentration as key elements to the attainment of financial objectives.

The overall strategy is to provide competitive products and superior quality services while improving productivity and job enrichment.

LETTER TO OUR SHAREHOLDERS


Kentucky Investors, Inc. ("Kentucky Investors") and Investors Heritage Life Insurance Company ("Investors Heritage") (collectively the "Companies")
continued during 1995  to  respond  to  market   conditions   and  marketing
opportunities. Most of my comments to you relate to the sales and administrative activities of the Companies that ultimately lead to the financial results reported in the Management's Discussion & Analysis. First, however, I would like to address two specific items which provide and improve the financial strength of the Companies: the quality of our investments and
the  asset/liability   management process.

As in the past, the quality rating of our fixed income assets continues to be outstanding with an average rating of AA. Investors Heritage purchases only investment grade bonds. At the end of 1995, 99.3% of our fixed income assets (corporate bonds, US government agency paper and treasury bills) were rated investment grade by Standard & Poor's. This compares to 99.2% in 1994 and 100% in 1993. None of our fixed income assets are in default. At year end Investors
Heritage had only one small mortgage loan ($46,526) more than sixty days past due out of a mortgage loan portfolio of $13.1 Million. The pie chart on Page 8 shows the Distribution of Invested Assets.

Additionally, we continue to perform an Asset Adequacy Analysis each year, as we have done since 1991, even though we are required to do so every
three years.   As in  prior  years,  these  tests  demonstrated very favorable results for the assets and liabilities of Investors Heritage held as of
December 31, 1995.    Since 1991, Investors Heritage's model has become more
sophisticated and more useful.  We are using the model for a variety of
applications beyond the  required cash flow testing.   For example, we can now
compare actual to expected results for specific product lines or explore the outcomes of different marketing strategies. The model will be used extensively this next year when working to comply with the new "Illustration Actuary" requirements promulgated by the National Association of Insurance Commissioners. The next logical step is financial projections and dynamic solvency testing.

A very important result of the Asset Adequacy Analysis is illustrated by the graph on Page 7. These curves show the option adjusted prices of assets, liabilities and surplus at various shifts in the interest rate environment. Note that surplus remains at relatively the same level regardless of the
magnitude of  the  interest rate  shifts.    The  asset/liability  management
process is outstanding, and in combination with the quality and distribution of assets clearly illustrates the strength of Investors Heritage's portfolio. We believe this process is an integral part of proper management of the Companies and we will continue to expand and refine it.

A myriad of changes has occurred in our industry during the past several years. Investors Heritage and Kentucky Investors have had the ability to adapt to these changes due in large part to our investment in technology over the years and our ability to create software geared to our products to take advantage of the technology. Further, we have concentrated sales efforts in specific markets and as a result, have seen the continued development of a dynamic and successful sales organization.

Our investment in technology has enabled us to move forward in providing administrative service as products become more complex and marketing and financial reporting requirements rapidly expand. It has also enabled us to cost effectively modernize sales practices using personal computers and laptop computers throughout our distribution system, especially in funeral homes and financial institutions as well as our base Ordinary Life
agents who choose  to  use  them.    Financial institutions  selling  Credit
related products can utilize software for personal computers that among other things calculates rates and coverages and completes the application process.

We are currently working on a plan to have software available for use in our funeral home accounts that will enable Preneed and Final Expense applications to be completed by a personal computer rather than requiring the
manual   process   of  filling  out  the  application.    We anticipate
implementation of this new technology by the end of the second quarter. This will be in addition to providing sales presentation information, up to date death benefit information, and premium remittance through disks or telecommunications.

You may have seen news reports of a major computer problem facing most   users
of Information Services (computers).   The problem is created  with  the
impending arrival of the year 2000 and a computer system's ability to correctly
process  dates.    Without  going  into the complicated  details as to the
reason for the future service problems, I want to assure stockholders that Investors Heritage and Kentucky Investors recognized this problem and acted a
number  of  years  ago  to  solve it.   As  we implemented  normal  changes  to
our Information Services, we took the necessary steps to handle the processing of dates from the year 2000 and beyond. Therefore, we will not face the herculean task and enormous cost of the changes facing many users of Information Services in the next four years.

In the Preneed and Final Expense markets where products are sold by funeral directors or affiliated agents to fund prearranged funerals, there are a small number of companies competing. Investors Heritage is not the largest in the field in terms of asset size or market share, but we are making progress each year.

For twenty years North Carolina has been our major state  in  the funeral home
market.   In recent years, as Preneed sales started to  come to the forefront we have expanded to several other states, targeting eleven for special attention. We have assembled a truly outstanding marketing team who have done an outstanding job getting funeral homes to join Investors Heritage. In 1995, Preneed sales were up 11% over 1994. Seven of the eleven targeted
states  had   significantly increased sales and more importantly, the sales organization in most of these states has begun to really take shape and develop into the type of sales operation we want.

Last year we reported we were phasing out of the Credit Insurance market as a direct writer but would continue marketing Credit Life and Credit Accident & Health for Franklin Life Insurance Company ("Franklin") through Investors Heritage Financial Services Group, Inc. (FSG), a wholly owned marketing
subsidiary of  Kentucky  Investors.    We successfully  did  that  during the
last quarter of 1994 and all of 1995. However, Franklin advised us in December that they were getting out of the Credit Insurance business as result of a change in ownership.

We re-examined our position in the Credit Insurance market and determined that we could, and should, continue to generate alternative sources of revenue by marketing and administering Credit insurance products. Investors Heritage entered into a reinsurance agreement with Connecticut General Life Insurance Company at the end of 1995 that enables us to take advantage of our marketing through FSG and the administrative expertise of Investors Heritage in the financial institutions market. All of the Credit insurance business produced by FSG will be reinsured with Connecticut General.

We are pleased with FSG's first year of operation. FSG was able to retain the vast majority of accounts during the transition at year end 1994. With the exit of Franklin, FSG presented Investors Heritage with new opportunities and the possibility to fully utilize our capabilities in administering the Credit Insurance business. Additionally, FSG has improved its prospects by bringing in another marketing group that has historically produced more than twice FSG's production.

Our  traditional Ordinary Life sales were slightly higher than last year  and
we  anticipate  them  to  remain steady  in  1996.   It sometimes appears that
agents selling more traditional life insurance products receive little attention due to the emphasis placed on the funeral home and Credit related
market.  However, that is not our intent.  We will   continue   to  emphasize
traditional Ordinary Life insurance sales. Most of the technology utilized for the special markets is also used for our traditional Ordinary products.

1995  was  a  very  eventful  year  for  Investors Heritage  Printing, Inc., a
wholly owned subsidiary of  Kentucky  Investors.   New  marketing   efforts
were successful and new equipment and internal technology mentioned last year improved our base of operation. In 1995, we purchased Community and Suburban Press, one of the oldest printing operations in Frankfort, Kentucky. For the past several years Community Press' primary work was syndicated newspaper filler articles which we will continue to emphasize. This purchase together with an increase from our own marketing efforts increased our job printing and enabled us to more fully utilize our equipment and staff. For the first time ever, Investors Heritage Printing paid a dividend to Kentucky Investors.

For a number of years within the Life insurance industry, there have been many consolidations, buyouts and mergers. State regulations, driven to a great extent by the NAIC and many other requirements by other governing bodies drive up administrative costs and make it common discussion and concern within the industry that small companies will find it too costly and complicated to compete in the future.

Management totally agrees that costs have gone up, sometimes unnecessarily from so many new requirements, but we have over the years taken steps that help us conform to the requirements as cost efficiently as possible. Groundwork investment over time has spread out these costs for us to some extent. By concentrating on specific markets and looking for, and finding, alternative
sources of income, thereby   utilizing   our   marketing   and   administrative
capabilities, we are confident we will continue to be a solid small company that will be able to compete and thrive in the future.

The  investment  and  continued confidence of the stockholders of Investors
Heritage  and   Kentucky   Investors have enabled both Companies to succeed and
are truly appreciated.   We are also very proud of the hard work and dedication
for success by our sales and administrative staff. We are on the move with great expectations for the future. On behalf of the Board of Directors, I thank all associated with Investors Heritage and Kentucky Investors for your interest and support throughout our first thirty-five years.

Respectfully submitted,
/s/
Harry Lee Waterfield II signature

OPTION ADJUSTED VALUE VS TERM STRUCTURE SHIFT GRAPH


A graph appears on this page which shows the results of the Asset Adequacy Analysis performed by Investors Heritage Life Insurance Company. The graph demonstrates the option adjusted prices of assets, liabilities, and surplus at various shifts in the interest rate environment.

DISTRIBUTION OF INVESTED ASSETS GRAPH


A pie chart appears on this page showing the Distribution of Invested Assets for all of the assets of Investors Heritage Life Insurance Company. The chart shows the following breakdown: Fixed Maturities:83.6%; Contractual w/Affiliates:0.5%; Investments in Affiliates:1.4%; Equity Securities 1.5%; Short Term Investments:0.7%; Policy Loans: 4.2%; Other Long Term Investments: 0.2%; Mortgage Loans: 7.9%.

MANAGEMENT'S DISCUSSION AND ANALYSIS

EXPANSION IN OPERATIONS

During 1995, Kentucky Investors, Inc. ("KII") expanded its base of operations and Investors Heritage Life Insurance Company ("IHL") continued to expand its market share in the preneed funeral market. While IHL is focusing on the preneed funeral market, other methods of utilizing all of our resources to the fullest extent are continually explored. IHL's decision to exit the credit insurance market as a direct writer initiated the formation of Investors Heritage Financial Services Group, Inc. ("FSG"), a wholly owned subsidiary of KII.

FSG entered into marketing agreements with a number of unaffiliated insurers and was and will continue to be responsible for marketing several products to financial institutions including credit life, credit accident and health (respectively "Credit Life" and "Credit A&H" and collectively "Credit Insurance"), Individual Disability, Involuntary Unemployment Insurance and GAP (which covers the excess of the loan value over the value of the collateral in the event the collateral is a total loss). FSG also marketed and will continue to market IHL's mortgage protection products and other ordinary life products for IHL. Management anticipates steady growth in this area of IHL's business due to the continued marketing efforts of FSG. In addition, as explained in more detail below, during 1996 FSG will also market IHL's Credit Insurance products.

FINANCIAL STRENGTH

The quality of our investment portfolio and the current level of shareholders' equity of KII and IHL continues to provide a sound financial base as we continue to expand our marketing system to offer competitive, quality products. As of December 31, 1995, 99.3% of the fixed income portfolio of IHL was rated investment grade by Standard and Poor's and none of our fixed income assets were in default.  At December 31, 1995, IHL had only one small mortgage loan which
was more than 60 days past due.   All other mortgage loans are performing.

REVENUES

Overall revenues were $44,076,000,$46,804,000 and $45,426,000 in 1995, 1994 and
1993, respectively for IHL. The changes were due primarily to the method of presentation of a new ordinary life insurance product and marketing changes in the Credit Insurance segment. A discussion of the changes follows. See "Life and Annuity" and "Credit Insurance" below. Additionally, IHL has had steady growth in Net Investment Income which increased $804,000 in 1995 from 1994. The 1994 increase over 1993 was $263,000.

Life and Annuity

Revenues for the Life and Annuity business segment were $3,521,000 higher in 1995 than 1994. The 1994 increase over 1993 was $5,219,000. These increases came primarily from a new ordinary life single premium product which was introduced during the second quarter of 1994 and sold in the preneed funeral market. This new single premium product resulted in a change in the presentation of certain balance sheet and income items. The previous single premium policy utilized in this market was interest sensitive in form and therefore subject to Financial Accounting Standards Board Statement ("FAS") 97 which requires premiums to be considered deposits and not included in revenues. The new product is not interest sensitive and is subject to the requirements of FAS 60. Under FAS 60 revenues are considered to be premiums and not deposits, thereby increasing premium income.

In addition, under FAS 97 deferred acquisition costs for interest sensitive policies are capitalized and amortized over the life of the policy in proportion to expected gross profits. Under FAS 60 deferred acquisition costs for policies that are not interest sensitive are capitalized and amortized in proportion to premiums over the premium payment period. Therefore, since these FAS 60 products are single premium products, no acquisition costs are capitalized. This results in a decrease to deferrals of acquisition-related costs. The effect on the financial statements of this change is offset, however, by the change in the reserve as the acquisition-related costs are utilized to reduce the required benefit reserve under the FAS 60 reserving methodology.

Ordinary life sales were in line with production goals set for 1995. Ordinary life production increased approximately 11% in 1995 over 1994, as anticipated, due in large part to marketing advances in Kentucky. New life and annuity premiums and deposits collected during 1995, 1994 and 1993 were $16,164,000, $14,872,000 and $12,948,000, respectively. During 1995, IHL expanded its preneed funeral and final expense marketing operation in several new states, including but not limited to, Tennessee, Indiana, Illinois, Missouri, Georgia, Virginia, Florida and South Carolina. Additionally, IHL improved its position in the preneed funeral market in Kentucky where single premium production was up
39%. IHL's marketing operation in North Carolina continues to be strong. North Carolina accounts produced approximately 56% of IHL's single premium production.
Management plans to continue to develop the preneed funeral market as well as market other traditional life insurance products and anticipates increases in single premium production for 1996 over 1995 in the range of 10-12%.

Increase in Net investment income earned by ordinary life products also contributed to the overall increase in Revenues. Net investment income increased 10.2% in 1995 compared to 1994 and 4.8% in 1994 compared to 1993.

Revenues from annuity products decreased $294,101 from 1994 to 1995 and increased $205,556 from 1993 to 1994. Annuity revenues were $1,791,445, $2,085,546 and $1,879,990 for 1995, 1994 and 1993, respectively. The annuity products are sold almost exclusively in conjunction with IHL's marketing activities in the preneed funeral market.

Group Life revenues have decreased for the past three years for two primary reasons. First, IHL withdrew participation in the Federal Employees Group Life Program in late 1994 because the non-underwritten conversions that IHL was required to accept exceeded its individual limits for life insurance. Second, in 1993 IHL terminated two co-insurance agreements under which risks had been assumed on group life policies. All of the reinsured group life policies were recaptured by the respective reinsurer on a mutually acceptable basis.The one-time pre-tax gain in 1993 on these recapture transactions was approximately $637,000.

Credit Insurance

As reported last year, during the third quarter of 1994 IHL began the process of phasing out of the Credit Life and Credit A&H market as a direct writer. As a result, 1995 revenues were down $6,233,000 from 1994, as anticipated. Revenues from 1993 to 1994 were also down $1,625,000. Direct premiums from the Credit Insurance segment, net of refunds of unearned premiums were ($544,000), $5,757,000 and, $5,901,000 for 1995, 1994 and 1993, respectively.

During 1995,IHL continued to provide the administration of the Credit Insurance operations and FSG entered into a marketing agreement with Franklin Life Insurance Company ("Franklin") to market Franklin's Credit Insurance products. In addition,IHL continued to look for relationships with unaffiliated companies which would allow IHL to provide its administrative and claims processing services for Credit Insurance products.

In the fourth quarter of 1995, FSG and IHL were advised that Franklin was exiting the Credit Insurance market as a result of a change in ownership. FSG immediately began negotiating with a number of unaffiliated insurance companies to market Credit Insurance products for them. In addition, FSG initiated discussions regarding a potential transaction with unaffiliated companies where the Credit Insurance policies would be written by IHL and all of the risk would be immediately reinsured to the unaffiliated company.

Under a reinsurance arrangement,IHL would be able to utilize its administrative capabilities and generate alternative revenues from retention fees and fees for administration and claims processing while protecting its surplus and profitability from other lines. Additionally, FSG will continue to generate revenues in the form of commissions. In December 1995, IHL entered into a reinsurance agreement with The Connecticut General Life Insurance Company ("Connecticut General") pursuant to which all of the risk on all Credit Insurance policies sold by IHL would be reinsured with Connecticut General.

The decision to reenter the Credit Insurance market as a direct writer required careful consideration. The driving factors behind the decision were the ability to structure the reinsurance transaction with a highly rated insurance company, the ability to protect,improve and strengthen IHL's surplus, and the ability to utilize IHL's Credit Insurance administration and claims processing capabilities while generating alternative sources of revenue for IHL. The structure of the reinsurance agreement with Connecticut General accomplishes each of these goals.
In addition, FSG has been successful in retaining the majority of the Credit Insurance agency accounts and has successfully recruited another unaffiliated agency which is anticipated to more than double overall gross written Credit Insurance premiums, and will therefore further enhance FSG's revenues.

Accident and Health

Revenues for this segment have experienced little change the last two years after a significant decrease in 1994 compared to 1993 of $1,924,000. Revenues for 1995 were $1,126,000 compared to $1,139,000 for 1994. Virtually all of this segment has been from insurance assumed from other insurers. The individual assumed reinsurance agreement was terminated as of December 31, 1993 due to the insurer's decision to withdraw from the major medical insurance market. Consequently the reinsured policies were recaptured from IHL which accounts for almost all of the decrease in revenues from 1993 to 1994.

The remainder of the individual health insurance relates to a closed block of business which was sold directly by IHL.

Corporate

The Corporate segment, measured primarily by stockholders' paid-in capital, contributed surplus, earned surplus and property and equipment has had only a slight change between 1995 and 1994. There was a decrease of $292,000 between 1994 and 1993. Lower investment yields in recent years are the primary reason for the decrease.

Reallocation of Segment Data

For 1995 the segment data shown in Note I to the Consolidated Financial Statements was developed using a revised allocation methodology. Such change in approach was applied and amounts have been restated for the 1994 and 1993 segment data. This change in approach was made to enhance the allocation of costs and revenues to coincide with resources used by the segment and revenues earned.

The primary changes occurred in Investment Income, net of expenses and Other insurance expenses. Revenues for the Life and Annuities segment increased $446,000 for 1994 and $458,000 for 1993. Revenues for the Corporate segment decreased $497,000 for 1994 and $519,000 for 1993. Pre-Tax Income from Operations for the Life and Annuities segment increased $115,000 for 1994 and $513,000 for 1993. Pre-Tax Income from Operations for the Corporate segment decreased $193,000 in 1994 and $379,000 in 1993. The effect on other segment classifications was immaterial.

OPERATING RESULTS

IHL's Net Income for 1995 was down $1,484,000 or 61.8%,from 1994 and up $99,000 or 4.3% in 1994 compared to 1993. KII's Net Income for 1995 was down $968,000 or 63.6% from 1994 and up $330,000 or 27.7% in 1994 compared to 1993.

Earnings per share were $1.02, $2.66 and $2.54 for 1995, 1994 and 1993, respectively for IHL. Earnings per share were $0.71, $1.97 and $1.55 during the same periods for KII.

Life and Annuity

IHL's pre-tax income (Income from Operations Before Federal Income Tax) for the Life and Annuity business segment was $1,143,000, $2,868,000 and $2,866,000 for 1995, 1994 and 1993, respectively. The decrease in Pre-Tax Income in 1995 when compared to 1994 is primarily attributable to the following:

  The issuance of legal reserve policies to members of dissolved mutual burial associations in North Carolina. Management believed it was prudent to issue these policies to open new marketing channels in the preneed insurance sector and believes it has been successful in gaining market share as a result. Management intends on limiting future issues of legal reserve policies to those that are paid up.

  A decrease in investment interest spread (i.e., interest earned over interest credited) on IHL's annuity business. During the fourth quarter of 1995, IHL realigned its interest crediting rates commensurate with its earned rates.

  A higher volume of claims with lower face amounts which are within IHL's retention were paid in 1995 compared to 1994.

Credit Life and Credit Accident and Health

As noted above, during the third quarter of 1994 IHL began the process of phasing out of the Credit Life and Credit A&H market as a direct writer. Since that time this block of business has been decreasing at a significant rate due to the short duration (approximately a two-year average term) of the policies. Pre-Tax Losses were $826,000, $1,095,000 and $1,521,000 for 1995,1994 and 1993.
The improvement in this segment is due primarily to policy reserves being released as the business matures which in turn is offset by claims and the amortization of policy acquisition costs.

Policy reserve decreases in 1995, 1994 and 1993 were $5,521,000, $1,781,000 and $3,343,000. Claim expenses were $1,928,000, $2,501,000 and $3,387,000.
Amortization of Deferred Acquisition Expense was $2,863,000, $1,287,000 and $3,704,000. These three areas, in the aggregate, increased or (decreased) Pre-Tax Income by $730,000, ($2,007,000) and ($3,748,000) for 1995, 1994 and 1993
respectively.

Accident and Health

Pre-Tax Income for the Group and Individual Accident and Health segment was $108,000, $430,000 and $396,000 for 1995, 1994 and 1993, respectively. The majority of this segment is from Involuntary Unemployment Insurance written on a group basis. Until 1995 it was about equally divided between direct writings and assumed reinsurance. In 1994 the direct writings were discontinued which accounts for the decrease in Pre-Tax Income in 1995. The remainder of this segment is individual health insurance relating to a closed block of business written directly by IHL.

Corporate

Pre-tax income for the Corporate segment was $460,000,$589,000 and $707,000 for 1995, 1994 and 1993, respectively. Primarily due to a decrease in investment yield resulting from lower interest rates, and the increased use of surplus for the sale of new Ordinary Life business, IHL experienced a reduction in the pre-tax income for the last two years in this segment.

The statutory capital and surplus of IHL increased $1,194,000 in 1995,following an increase of $1,706,000 in 1994 and $1,629,000 in 1993. During the year IHL completed its negotiations with the Kentucky Department of Insurance (the "Department") with regard to the valuation of certain assets held by IHL. Under the agreement reached with the Department, IHL will write down the statutory value of the home office real estate owned from market to depreciated cost over a five-year period and will write down to zero its investment in the common stock of its affiliates over a three-year period. For GAAP reporting purposes the home office real estate is already carried at depreciated cost and the common stock is carried at cost. While adjusting the statutory value of these assets constitutes a change in IHL's long-standing method of valuation which had been approved by the Department, it is not anticipated that these adjustments will affect IHL's financial position or net income based on generally accepted accounting principles, or its statutory net income. For additional discussion on this issue, refer to Note H to the Consolidated Financial Statements.

INVESTMENTS, LIQUIDITY AND FUND RESTRICTIONS

IHL's investment portfolio continues to provide financial stability. It is management's opinion that KII and IHL have adequate cash flows both on a long-term and short-term basis as evidenced by the Consolidated Statements of Cash Flows presented in this Annual Review. IHL's internal cash flows are derived from insurance premiums and investments. The cash flows of KII are derived from the dividends paid to it by IHL, FSG and Investors Heritage Printing, Inc. ("IHP"). Management anticipates these cash flows to experience steady growth due to improved profitability of FSG and IHP. During 1995, FSG's first full year of operation, revenues were $171,000 and FSG paid a dividend to KII in
December 1995 in the amount of $32,000.    In addition, revenues from IHP were
$483,000 in 1995, up 6.2% compared to $451,000 in 1994, and IHP paid a dividend to KII for the first time since its inception. Management of IHP will continue to work to improve revenues from unaffiliated sources as well as providing printing services for IHL. While revenues from these sources constitute less than 1% of KII's overall revenues, management is working on the continued growth and profitability of both FSG and IHP.

Management is not aware of any commitments or unusual events that could materially affect KII's or IHL's capital resources. Further, there is no long-term or short-term external debt. Other than the items disclosed in Note H to the Consolidated Financial Statements and the increased regulatory reporting requirements which generally increase administrative expenses, management is not aware of any current recommendations by any regulatory authority which if implemented would have any material effect on IHL's liquidity, capital resources or operations. Management does not perceive a need for any external financing and there are no plans to acquire same. However, KII and IHL will continue to explore various opportunities including corporate acquisitions and purchasing blocks of business from other companies, which may dictate a need for either long-term or short-term debt. There are no restrictions as to use of funds except the restriction to IHL as to the payment of cash dividends to shareholders which is discussed in more detail in Note G to the Consolidated Financial Statements.

Since inception, IHL has maintained a sound, conservative investment strategy. IHL's fixed income portfolio of public bonds is managed by an independent portfolio manager, Aeltus Investment Management, Inc. ("Aeltus"). As of December 31, 1995, 83.6% of IHL's total invested assets are managed by Aeltus pursuant to specific investment guidelines which have been approved by the Board of Directors. Since the inception of IHL's relationship with Aeltus, the primary objectives have been to maintain the quality and integrity of the fixed income portfolio while improving the total return on investments. These goals have been accomplished by further diversifying the portfolio methodically over the last 7 years.

The fixed income portfolio is diversified among sectors. The market value and the Standard & Poor's average quality rating of this portfolio are $137.4 million and AA, respectively. The market value of this portfolio at year end 1994 was $114.9 million. At year end the fixed income portfolio was allocated as follows: 50.1% - corporate; 18.6% - government; 23.7% - mortgage-backed securities; 3.8% - foreigns; 2.3% - asset backed securities; and 1.5% - tax exempt. Within the corporate bond sector, the portfolio is also diversified with 32.0% of that sector invested in bank and finance, 44.3% in industrial and miscellaneous, and 23.7% in utilities. Pie charts showing the Distribution of Fixed Income Assets and Distribution of Corporate Bonds are located on page 17.

The fixed income portfolio also includes $32.5 million (at carrying value) of mortgage-backed securities ("MBS") which represents 19.8% of total invested assets and 23.7% of the fixed income portfolio. Mortgage-backed securities add value to the portfolio and Aeltus has provided the expertise to purchase MBS with the confidence that the credits have been properly analyzed and that the investment properly suits the asset and liability needs of IHL.

There have been concerns expressed by rating agencies, various regulators and other constituencies regarding investments in MBS by insurers and other financial institutions. Although these highly rated securities provide excellent credit quality, their liquidity and risk must be monitored. All of the collateral of the MBS owned by IHL are guaranteed by the Government National
Mortgage Association ("GNMA"), Federal National Mortgage Association("FNMA") or Federal Home Loan Mortgage Corporation ("FHLMC").

The FNMA and FHLMC securities are structured either as publicly-traded collateralized mortgage obligations ("CMO") or pass-throughs. Unlike most corporate or real estate debt, the primary concern with a MBS is uncertainty of timing of cash flows due to prepayment assumptions rather than the possibility of loss of principal.

IHL's CMO holdings represent approximately 46.9% of the total MBS portfolio. When these securities are purchased at a discount or premium, the income

DISTRIBUTION OF FIXED INCOME ASSETS GRAPH
AND
DISTRIBUTION OF CORPORATE BONDS GRAPH


Two pie charts appears on this page showing the Distribution of Fixed Income Assets and the Distribution of Corporate Bonds. The Fixed Income Chart shows the following breakdown: corporate: 50.1%; government: 18.6%; mortgage-backed securities: 23.7%; foreigns: 3.8%; asset-backed securities: 2.3%; tax exempt:
1.5%. The Corporate Bond Chart shows the following breakdown: bank and finance: 32.0%; industrial and miscellaneous: 44.3%; utilities 23.7%.

DISTRIBUTION OF MORTGAGE LOANS GRAPH

A pie chart appears on this page showing the Distribution of Mortgage Loans. This chart shows the following breakdown: retail: 35.9%; apartments: 26.9%; office properties: 16.5%; 1 to 4 family: 4.0%; industrial: 2.2%; other 14.5%.

yield will vary with changes in prepayment speeds due to the change in accretion of discount or amortization of premium, as well as the timing of the basic principal and interest cash flows. The overall impact of the CMO's variability in yields on the portfolio is not significant in relation to the yield and cash flows of the total invested assets of IHL. More importantly, IHL has no exposure to the more volatile, high-risk CMO's, such as those structured to share in residual cash flows or which receive only interest payments. The CMO's held by KII are primarily planned amortization class ("PAC") or support ("SUP") class bonds (except for one sequential pay CMO of approximately $980,000) which are structured to provide a more certain cash flow to the investor and therefore have reduced prepayment risk.

Pass-throughs are the largest type of MBS owned by IHL, representing approximately 53.1% of the total MBS portfolio. Pass-throughs are GNMA, FNMA or FHLMC guaranteed MBS which, simply stated pass-through interest and principal payments to the investors in accordance with their respective ownership percentage.

Additionally, IHL also engages in commercial and residential mortgage lending with more than 90% of these investments being in commercial properties. All mortgage loans are originated in-house and all loans are secured by first mortgages on the real estate. Loan to value ratios of 80% or less and debt service coverage from existing cash flows of 120% are generally required. IHL minimizes credit risk in its mortgage loan portfolio through various methods, including stringently underwriting the loan request, maintaining small average loan balances, reviewing its larger mortgage loans on an annual basis and diversification by property type. The average loan balance is $246,386 and the largest loan currently held by IHL is $685,469. IHL has $13.1 million invested in mortgage loans which represents 7.9% of total invested assets. The portfolio is diversified across various property types as follows: 16.5% - office properties; 35.9% - retail; 2.2% -industrial; - 4.0% 1 to 4 family; 26.9% - apartments; and 14.5% - other. A pie chart showing the Distribution of Mortgage Loans is located on Page 18.

Although approximately 83% of IHL's mortgage loans are located in the various geographic regions of Kentucky, IHL is familiar with its mortgage loan markets and is not aware of any negative factors or trends which would have a material impact on the local economies where IHL's mortgage loan properties are located. IHL has been successful in adding value to the total investment portfolio through its mortgage loan originations due to the fact that yields realized from the mortgage loan portfolio are from 2 to 4.5 percent higher than yields realized from fixed income investments. Further, value has been added because the mortgage loan portfolio has consistently performed well. As of December 31, 1995, IHL had only one non-performing mortgage loan, which would include loans past due 60 days or more, loans in process of foreclosure, restructured loans and real estate acquired through foreclosure The non-performing mortgage loan, which is more than 60 days past due, is a residential mortgage with an outstanding balance of $46,526 and the property securing the loan has a fair market value of $75,000.

The strength of our liquidity is found in our conservative approach in the product development area and in the strength and stability of our fixed income portfolio and our mortgage loans. For 1995, IHL's fixed income investments were 99.3% investment grade as rated by Standard & Poor's,an increase from 99.2% for 1994. None of KII's fixed income assets are in default. Liquidity is also managed by laddering maturities of our fixed income portfolio. The average duration of our fixed income investments is 4.4 years with approximately $3.7 million due within 12 months and approximately $43.3 million due within the following four years. Historically management has anticipated that all such investments will be held until maturity. However, one of the responsibilities of our independent portfolio manager is to constantly monitor the credit rating of our fixed income investments to determine if rating changes of any investment requires action by management.

In accordance with FAS 115, which was implemented effective January 1, 1994, debt securities that IHL did not have the positive intent and ability to hold-to-maturity and all marketable equity securities were reclassified as available-for-sale and are carried at fair value. Unrealized gains and losses on securities classified as available-for-sale are carried as a separate component of Stockholders' Equity, net of taxes, and an adjustment to deferred acquisition costs. The Balance Sheets reflect this reclassification. Because management believes it is prudent to have the ability to sell a fixed income investment if market conditions warrant such action, approximately 94% of the fixed income portfolio of IHL was classified as available-for-sale during 1994. The remainder of the fixed income portfolio was classified as being hold-to-maturity and those investments were carried at amortized cost.

However, as explained in detail in Note A to the Consolidated Financial Statements, in 1995 IHL reclassified its hold-to-maturity securities so that all of IHL's fixed income securities are now classified as available-for-sale. The decision to change the classification was based primarily on two factors. First, during the Kentucky Department of Insurance examination, IHL was advised that the Department was going to required IHL to write down four local municipal bonds because the Standard Valuation Office of the National Association of Insurance Commissioners refused to value them. Rather than write the assets down to zero, management and the Board of Directors determined that it was in IHL's best interest to sell the securities. The second reason for the reclassification was the pronouncement issued by the Financial Accounting Standards Board allowing a window of opportunity to reclassify securities from a hold-to-maturity portfolio to available-for-sale without tainting IHL's FAS 115 classifications.

As described in the President's Letter to Stockholders, a key element of profitability and risk management is the asset/liability management process. To test its financial strength and investment strategy, IHL has performed asset adequacy analyses (cash flow testing) for the last several years. Although regulatory requirements dictate this process be done every three years, IHL performs these analyses every year. This asset/liability management process is designed to monitor product and asset characteristics that affect future profitability and risk management strategies. Dynamic models of both assets and liabilities were created to project financial results under several different interest rate scenarios. Items taken into account on the asset side include maturity and liquidity risks, asset diversification and quality considerations. On the liability side, interest crediting strategies and policyholder and agent behavior (lapses, loans, withdrawals and premium flow) are directly related to the interest rate environment being tested.

These tests demonstrate very favorable financial results for the assets and liabilities of IHL held as of December 31, 1995. As indicated by the price behavior curves shown in Page 7 of this Annual Review, there is always a substantial positive difference between the present value of our assets as compared to the present values of our liabilities. Our cash flow testing has proven our investment strategy to be sound. Positive surplus is projected at the end of ten years for each of the interest scenarios tested. Because it is a vital tool in monitoring our financial stability, Management will continue to refine the cash flow testing process.

CONSOLIDATION

The accompanying consolidated financial statements of Kentucky Investors, Inc. and Investors Heritage Life Insurance Company include the accounts of their respective majority-owned subsidiaries, after elimination of intercompany transactions. This discussion and analysis is intended for both Investors Heritage Life Insurance Company and Kentucky Investors, Inc. because their respective financial statements are similar in presentation and identical in most cases.

CORPORATE OFFICERS

OFFICERS

Harry Lee Waterfield II           Nancy W. Walton
Chairman of the Board, President, Vice President, UnderwritingI
Chief Executive Officer IKPF      First Vice PresidentK

Jimmy R. McIver                   Clair S. Manson
TreasurerIKPF                     Vice President, Chief ActuaryI

Robert M. Hardy, Jr.              John E. Simmons
General Counsel IK                Vice President, Credit Life
Vice President, Legal F           & Office ServicesI
                                  Vice President, Marketing F

Wilma Yeary CPS                   Jane Wise
SecretaryIK                       Vice President, Policy ServicesI

Jane S. Jackson                   Margaret J. Kays
Assistant SecretaryIK             Vice President, Human
SecretaryPF                       Resources I

Howard L. Graham                  Don R. Philpot
Vice President, Corporate         Vice President, AgencyI
Services IK

Raymond L. Carr                   H. Douglas Hippe
Vice President,                   Vice President, AccountingI
Administrative Operations &
Computer ServicesI                Rick Calvert
                                  Vice PresidentP

William H. Keller, M.D.           Ernst & Young
Medical DirectorI (not pictured)  Independent AuditorIK


I Investors Heritage Life Insurance Company
K Kentucky Investors, Inc.
F Investors Heritage Financial Services Group, Inc.
P Investors Heritage Printing, Inc.

(Siloutte of picture on next page)

PICTURE OF CORPORATE OFFICERS

KENTUCKY INVESTORS, INC.

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 1995 and 1994
ASSETS                                      1995             1994

INVESTMENTS
Securities available-for-sale,
at fair value:
Fixed maturities                      $137,401,716   $108,804,461
Equity securities                        2,566,023      2,002,745
Securities held-to-maturity,
at amortized cost                              -0-      6,580,321
Mortgage loans on real estate           13,058,464     11,844,582
Policy loans                             6,869,039      6,842,862
Other long-term investments                301,733        301,401
Short-term investments                   1,133,021      1,380,890
Total investments                     $161,329,996   $137,757,262

Cash and cash equivalents                2,417,375      2,336,712
Accrued investment income                2,139,836      2,133,761
Due and deferred premiums                4,714,057      4,365,644
Deferred acquisition costs              28,260,113     30,499,435
Property and equipment                   1,881,038      1,955,204
Goodwill                                 2,149,735      2,254,067
Other assets                             1,489,184      1,627,755
Amounts recoverable from reinsurers      3,663,782      8,437,140
                                      $208,045,116   $191,366,980


LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES
Policy liabilities:
Benefit reserves                      $155,182,145   $140,072,351
Unearned premium reserves                6,512,362     15,106,676
Policy claims                            1,665,949      1,835,685
Other policyholders' funds:
Dividend & endowment accumulations       1,033,503      1,095,079
Reserves for dividends & endowments
& other                                  1,066,860      2,140,720
Total policy liabilities              $165,460,819   $160,250,511
Federal income taxes                     5,119,540      1,829,837
Other liabilities                        2,707,832      2,822,040
Total liabilities                     $173,288,191   $164,902,388
MINORITY INTEREST IN SUBSIDIARY       $ 10,115,385   $  8,107,177

STOCKHOLDERS' EQUITY
Common stock                          $    811,128   $    779,895
Paid-in surplus                          3,374,704      3,357,178
Unrealized appreciation (depreciation)
of available-for-sale securities         2,916,509    (2,756,991)
Retained earnings                       17,539,199     16,977,333
Total stockholders' equity            $ 24,641,540   $  8,357,415

                                      $208,045,116   $191,366,980

See notes to consolidated financial statements.

KENTUCKY INVESTORS, INC.

CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 and 1993


                                  1995        1994         1993
REVENUES
Premiums and other
considerations             $33,061,376   $36,443,762  $34,966,088
Investment income,
net of expenses             10,674,159     9,872,482    9,602,605
Realized gain on
investments, net                29,898       235,959      642,661
Other income                   239,178       103,491      176,258
Total revenue              $44,004,611   $46,655,694  $45,387,612

BENEFITS AND EXPENSES
Death and other benefits   $17,291,402   $17,666,871  $19,182,945
Guaranteed annual endowments   890,056       921,148      951,286
Dividends to policyholders     784,506       852,398      954,400
Increase in benefit reserves
and unearned premiums       11,157,960     8,183,045    3,586,337
Acquisition costs deferred (4,981,000)   (9,019,000)  (9,754,000)
Amortization of deferred
acquisition costs            6,085,957    10,092,870   12,315,997
Commissions                  4,177,725     8,007,178    8,779,813
Other insurance expenses     7,784,249     7,334,849    7,074,391
Total benefits and
expenses                   $43,190,855   $44,039,359  $43,091,169

Income from operations before
Federal Income Tax and minority
interest in net income of
subsidiary                    $  813,756 $ 2,616,335  $ 2,296,443

Provision for income taxes
Current                       $  687,000 $ 1,044,000  $ 2,699,000
Deferred                     (668,000)     (583,000)  (2,277,000)
                              $
                                19,000   $   461,000  $   422,000
INCOME FROM OPERATIONS BEFORE
MINORITY INTEREST IN NET INCOME
OF SUBSIDIARY AND CUMULATIVE
EFFECT OF ACCOUNTING CHANGE   $794,756   $ 2,155,335  $ 1,874,443

MINORITY INTEREST IN NET INCOME
OF SUBSIDIARY                  239,824       632,636      613,629

CUMULATIVE EFFECT OF ACCOUNTING
CHANGE                             -0-           -0-     (68,000)

NET INCOME                    $554,932   $ 1,522,699  $ 1,192,814

EARNINGS PER SHARE                $.71        $1.97        $1.55

See notes to consolidated financial statements.

KENTUCKY INVESTORS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 and 1993

                                                                UNREALIZED
                                                              APPRECIATION
                                                             (DEPRECIATION
                                                             OF AVAILABLE-
                                       COMMON       PAID-IN       FOR SALE        RETAINED
                                        STOCK       SURPLUS     SECURITIES        EARNINGS

BALANCE, JANUARY 1, 1993             $774,660     $3,284,091
                                                              $  461,601    $14,902,122

Net Income                                                                    1,192,814
Cash Dividend                                                                 (309,257)
Cumulative effect of
accounting change                                                  (81,000)
Change in net unrealized
appreciation (depreciation)                                         114,332
Cost of common stock
purchased, net                        (2,874)                                  (30,263)

BALANCE, DECEMBER 31, 1993           $771,786     $3,284,091   $    494,933 $15,755,416
Adjustment to beginning balance
for change in accounting method                                   2,050,923
Net Income                                                                    1,522,699
Cash Dividend                                                                 (318,462)
Change in net unrealized
appreciation (depreciation)                                     (5,302,847)
Issuance of common
stock, net                              8,109         73,087                     17,680

BALANCE, DECEMBER 31, 1994           $779,895     $3,357,178   $(2,756,991) $16,977,333
Net Income                                                                      554,932
Cash Dividend                                                                  (332,079)
Change in net unrealized
appreciation (depreciation)                                       5,673,500
Issuance of common
stock, net                             31,233         17,526                     339,013

BALANCE, DECEMBER 31, 1995           $811,128     $3,374,704   $  2,916,509  $17,539,199

<F>
See notes to consolidated financial statements.

KENTUCKY INVESTORS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOW
FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 and 1993


                                                        1995                1994                1993
OPERATING ACTIVITIES
Net Income                                    $      554,932         $ 1,522,699      $    1,192,814
Adjustments to reconcile net income
to net cash provided by operating activities:
Increase (decrease) in Benefit Reserves            7,175,593           (216,474)          19,468,453
Change in Claims Liability                         (169,736)           (513,266)           (791,946)
Change in Other Policyholder Funds               (1,135,436)              74,249             461,346
Amortization of Deferred Acquisition Costs         6,085,957          10,092,870          12,315,997
Policy Acquisition Costs Deferred                (4,981,000)         (9,019,000)         (9,754,000)
Realized Gain on Investments                        (29,898)           (235,959)           (642,661)
Increase in Accrued Investment Income                (6,075)           (157,020)           (148,471)
Change in Other Assets and
Other Liabilities                                     24,363           (947,234)             554,864
Provision for Deferred Federal Income Taxes        (668,000)           (583,000)         (2,277,000)
Federal Income Tax                                     (612)           (949,646)             800,944
Change in Due and Deferred Premiums                (348,413)           (138,862)              63,731
Net Adjustment for Premium and
Discount on Investments                              112,387             224,422             139,248
Depreciation and Other Amortization                  358,920             354,724             359,445
Change in Minority Interest and Other                (2,335)             340,751             409,404
Change in Amounts Recoverable from Reinsurers      4,773,358          10,103,840        (16,724,496)

NET CASH PROVIDED BY OPERATING
ACTIVITIES                                     $  11,744,005       $   9,953,094       $   5,427,672

INVESTING ACTIVITIES
Securities available-for-sale:
Purchases                                      $(19,036,132)       $(25,428,933)       $    (41,313)
Sales and Maturities                                                   8,946,675           8,103,582285,334
Securities held-to-maturity:
Purchases                                                -0-           (962,730)        (43,673,683)
Sales and Maturities                                 204,084           6,127,887          33,391,890
Other Investments:
Cost of Acquisition                              (2,290,555)         (1,489,150)         (3,467,828)
Sales and Maturities                               1,297,428           2,220,019           2,105,927
Net Additions to Property and Equipment            (180,422)            (44,160)           (168,277)

NET CASH USED BY INVESTING
ACTIVITIES                                     $(11,058,922)       $(11,473,485)       $(11,567,950)

FINANCING ACTIVITIES
Receipts from universal life policies credited to
policyholder account balances                  $   3,352,687       $   5,096,198       $  10,962,224
Return of policyholder account balances on
universal life policies                          (4,012,800)         (4,087,252)         (3,202,170)
Issuances (Purchases) of Common Stock                387,772              98,876            (33,137)
Dividends                                          (332,079)           (318,462)           (309,257)

NET CASH PROVIDED (USED) BY FINANCING
ACTIVITIES                                     $   (604,420)       $     789,360       $   7,417,660

INCREASE (DECREASE) IN CASH                    $      80,663       $   (731,031)       $   1,277,382

Cash and cash equivalents at beginning of year     2,336,712           3,067,743           1,790,361

CASH AND CASH EQUIVALENTS  AT
END OF YEAR                                    $   2,417,375       $   2,336,712       $   3,067,743

See notes to consolidated financial statements.

KENTUCKY INVESTORS, INC.

SELECTED FINANCIAL DATA
KENTUCKY INVESTORS, INC. AND SUBSIDIARIES
(000's omitted except for Earnings and Cash Dividends Per Share)
                                     1995          1994           1993           1992           1991
Total Revenue                    $ 44,005      $ 46,656       $ 45,388      $  45,567      $  45,349
Total Benefits & Expenses          43,191        44,039         43,091         44,597         44,548
Net Income                            555         1,523          1,193            516            418
Earnings Per Share                       .71          1.97           1.55            .65            .52
Total Assets                      208,045       191,367        198,230        171,119        161,562
Total Liabilities                 173,288       164,902        168,984        142,987        133,172
Long Term Debt                        -0-           -0-            -0-            -0-            -0-
Cash Dividends Per Share                 .38           .37            .36            .36            .36




REPORT OF INDEPENDENT AUDITORS


The Board of Directors and Stockholders
Kentucky Investors, Inc.


We have audited the accompanying consolidated balance sheets of Kentucky Investors, Inc. and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income, stockholders' equity, and cash flows
for each of the three years in the  period  ended December 31, 1995.   These
financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our  audits  in  accordance  with  generally  accepted auditing
standards.   Those standards require that we plan and perform the audit to obtain reasonable assurance  about  whether  the  financial statements  are
free  of  material  misstatement.    An  audit includes examining,  on  a  test
basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Kentucky Investors, Inc. and subsidiaries at December 31, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

As discussed in Note A to the consolidated financial statements, the Company changed its method of accounting for certain investments in debt securities in
1994.    Also,  as  discussed  in  Note  A  to  the consolidated  financial statements, the Company changed its method of accounting for income taxes in 1993.

Louisville, Kentucky
March 15, 1996

INVESTORS HERITAGE LIFE INSURANCE COMPANY

SELECTED FINANCIAL DATA
INVESTORS HERITAGE LIFE INSURANCE COMPANY AND SUBSIDIARY
(000's omitted except for Earnings and Cash Dividends Per Share)
                                     1995          1994           1993           1992           1991
Premiums                       $ 33,061       $  36,444      $  34,966      $  34,671      $

                                                                               34,857
Net Investment Income              10,815        10,011          9,748         10,021          9,711
Net Income                            917         2,401          2,302            915            699
Earnings Per Share                      1.02          2.66           2.54           1.00            .76
Total Assets                      210,490       194,262        201,197        173,885        163,925
Policy Reserves                   161,695       155,179        154,387        127,158        115,979
Long Term Debt                        -0-           -0-            -0-            -0-            -0-
Cash Dividends Per Share                 .76           .74            .72            .72            .72


REPORT OF INDEPENDENT AUDITORS


The Board of Directors and Stockholders
Investors Heritage Life Insurance Company


We have audited the accompanying consolidated balance sheets of Investors Heritage Life Insurance Company and subsidiary as of December 31, 1995 and 1994, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31,
1995.   These financial statements are the responsibility of the Company's
management.   Our responsibility  is  to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Investors Heritage
Life Insurance Company and subsidiary at December 31, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

As discussed in Note A to the consolidated financial statements, the Company changed its method of accounting for certain investments in debt securities
in  1994.   Also,  as  discussed  in  Note  A  to the consolidated financial statements, the Company changed its method of accounting for income taxes in 1993.

Louisville, Kentucky
March 15, 1996

INVESTORS HERITAGE LIFE INSURANCE COMPANY
CONSOLIDATED  BALANCE SHEETS
DECEMBER 31, 1995 and 1994

ASSETS                                   1995           1994
INVESTMENTS
Securities available-for-sale,
at fair value:
Fixed maturities                 $137,401,716   $108,804,461
Equity securities                   2,565,936      2,002,678
Securities held-to-maturity,
at amortized cost                         -0-      6,580,321
Mortgage loans on real estate      13,058,464     11,844,582
Policy loans                        6,869,039      6,842,862
Other long-term investments           301,733        301,401
Short-term investments              1,103,021      1,330,890

                                 $161,299,909   $137,707,195
Investments in affiliates           2,309,438      2,679,684
Contractual obligations of
affiliate                             747,753        835,666

Total investments                $164,357,100   $141,222,545

Cash and cash equivalents           2,376,981      2,309,791
Accrued investment income           2,139,333      2,133,219
Due and deferred premiums           4,714,057      4,365,644
Deferred acquisition costs         28,260,113     30,499,435
Property and equipment              1,823,784      1,921,737
Goodwill                            1,705,583      1,771,184
Other assets                        1,449,163      1,601,275
Amounts recoverable from
reinsurers                          3,663,782      8,437,140
                                 $210,489,896   $194,261,970


LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES
Policy liabilities:
Benefit reserves                 $155,182,145   $140,072,351
Unearned premium reserves           6,512,362     15,106,676
Policy claims                       1,665,949      1,835,685
Other policyholders' funds:
Dividend & endowment
accumulations                       1,033,503      1,095,079
Reserves for dividends
& endowments & other                1,066,860      2,140,720

Total policy liabilities         $165,460,819   $160,250,511
Federal income taxes                3,705,719        427,794
Other liabilities                   2,663,372      2,815,224

Total liabilities                $171,829,910   $163,493,529


STOCKHOLDERS' EQUITY
Common stock                     $  1,441,797   $  1,443,259
Paid-in surplus                     3,776,427      3,776,360
Unrealized appreciation
(depreciation)of
available-for-sale securities       3,948,035    (3,735,908)
Retained earnings                  29,493,727     29,284,730

Total stockholders' equity       $ 38,659,986   $ 30,768,441
                                 $210,489,896   $194,261,970

See notes to consolidated financial statements.

INVESTORS HERITAGE LIFE INSURANCE COMPANY

CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 and 1993


                                  1995          1994         1993
REVENUES
Premiums
and other considerations   $33,061,376   $36,443,762  $34,966,088
Investment income,
net of expenses             10,815,048    10,010,654    9,747,813
Realized gain
on investments, net             57,048       346,697      642,661
Other income                   142,934         3,078       69,440
Total revenue              $44,076,406   $46,804,191  $45,426,002


BENEFITS AND EXPENSES
Death and other benefits   $17,291,402   $17,666,871  $19,182,945
Guaranteed annual
endowments                     890,056       921,148      951,286
Dividends to
policyholders                  784,506       852,398      954,400
Increase in benefit
reserves and
unearned premiums           11,157,960     8,183,045    3,586,337
Acquisition costs
deferred                   (4,981,000)   (9,019,000)  (9,754,000)
Amortization of deferred
acquisition costs            6,085,957    10,092,870   12,315,997
Commissions                  4,177,725     8,007,178    8,779,813
Other insurance expenses     7,785,215     7,307,693    6,961,195
Total benefits and
expenses                   $43,191,821   $44,012,203  $42,977,973

INCOME FROM
OPERATIONS BEFORE
FEDERAL INCOME TAX      $      884,585  $  2,791,988 $  2,448,029


Provision for income taxes
Current                 $      648,000  $  1,061,000 $  2,688,000
Deferred                     (680,000)     (670,000)  (2,360,000)


                        $     (32,000)  $    391,000  $    328,000


INCOME BEFORE CUMULATIVE EFFECT
OF ACCOUNTING CHANGE    $      916,585  $  2,400,988 $  2,120,029

CUMULATIVE EFFECT OF
ACCOUNTING CHANGE                  -0-           -0-      182,000

NET INCOME              $      916,585  $  2,400,988 $  2,302,029

EARNINGS PER SHARE               $1.02          $2.66       $2.54

See notes to consolidated financial statements.

INVESTORS HERITAGE LIFE INSURANCE COMPANY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 and 1993


                                                            UNREALIZED
                                                            APPRECIATION
                                                            (DEPRECIATION)OF RETAINED
                                 COMMON         PAID-IN     AVAILABLE-FOR-SALE
                                 STOCK          SURPLUS     SECURITIES       EARNINGS

BALANCE, JANUARY 1, 1993         $1,455,358     $3,774,115  $    630,726  $26,025,963

Net Income                                                                  2,302,029
Cash Dividend                                                               (653,157)
Cumulative effect
of accounting change                                        (110,000)          66,435
Change in net unrealized
appreciation (depreciation)                                 152,594
Cost of common stock
purchased                        (6,348)        1,268                        (99,966)


BALANCE, DECEMBER 31, 1993       $1,449,010     $3,775,383  $    673,320  $27,641,304

Adjustment to beginning balance
for change in accounting method                             2,790,241
Net Income                                                                  2,400,988
Cash Dividend                                                               (666,892)
Change in net unrealized
appreciation (depreciation)                                 (7,199,469)
Cost of common stock
purchased                        (5,751)        977                          (90,670)


BALANCE, DECEMBER 31, 1994       $1,443,259     $3,776,360  $(3,735,908)  $29,284,730

Net Income                                                                    916,585
Cash Dividend                                                               (685,219)
Change in net unrealized
appreciation (depreciation)                                 7,683,943
Cost of common stock
purchased                        (1,462)        67                           (22,369)


BALANCE, DECEMBER 31, 1995       $1,441,797     $3,776,427  $ 3,948,035   $29,493,727


See notes to consolidated financial statements.

INVESTORS HERITAGE LIFE INSURANCE COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOW
FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 and 1993


                                            1995        1994           1993
OPERATING ACTIVITIES
Net Income                           $   916,585 $ 2,400,988 $    2,302,029
Adjustments to reconcile net income
to net cash provided by operating activities:
Increase (decrease) in Benefit
Reserves                               7,175,593   (216,474)     19,468,453
Change in Claims Liability             (169,736)   (513,266)      (791,946)
Change in Other Policyholder
Funds                                (1,135,436)      74,249        461,346
Amortization of Deferred
Acquisition Costs                      6,085,957  10,092,870     12,315,997
Policy Acquisition Costs
Deferred                             (4,981,000) (9,019,000)    (9,754,000)
Realized Gain on Investments            (57,048)   (346,697)      (642,661)
Increase in Accrued Investment
Income                                   (6,114)   (156,711)      (148,537)
Change in Other Assets and
Other Liabilities                            260   (921,683)        534,618
Provision for Deferred Federal
Income Taxes                           (680,000)   (670,000)    (2,360,000)
Federal Income Tax                         (411)   (951,504)        552,874
Change in Due and Deferred
Premiums                               (348,413)   (138,862)         63,731
Net Adjustment for Premium and
Discount on Investments                  112,387     224,422        139,248
Depreciation and Other Amortization      313,464        350,838     355,936
Change in Amounts Recoverable
from Reinsurers                        4,773,358  10,103,840   (16,724,496)

NET CASH PROVIDED BY OPERATING
ACTIVITIES                         $  11,999,446 $10,313,010  $   5,772,592

INVESTING ACTIVITIES
Securities available-for-sale:
Purchases                          $(19,036,132)
                                               $ 25,428,933)  $    (41,313)
Sales and Maturities                   8,946,675   8,214,320        285,334
Securities held-to-maturity:
Purchases                                    -0-   (962,730)   (43,673,683)
Sales and Maturities                     204,084   6,127,887     33,391,890
Other Investments:
Cost of Acquisition                  (2,297,975) (1,511,189)    (3,427,456)
Sales and Maturities                   1,770,165   2,309,447      2,145,356
Net Additions to Property
and Equipment                          (149,910)    (39,790)      (168,277)

NET CASH USED BY INVESTING
ACTIVITIES
                                  $(10,563,093)$(11,290,988)  $(11,488,149)

FINANCING ACTIVITIES
Receipts from universal
life policies credited to
policyholder account balances      $   3,352,687 $ 5,096,198  $  10,962,224
Return of policyholder account
balances on universal life policies  (4,012,800) (4,087,252)    (3,202,170)
Repurchase of Common Stock              (23,831)    (96,421)      (106,314)
Dividends                              (685,219)   (666,892)      (653,157)

NET CASH PROVIDED (USED) BY FINANCING
ACTIVITIES                         $ (1,369,163) $   245,633  $   7,000,583

INCREASE (DECREASE) IN CASH        $      67,190 $ (732,345)  $   1,285,026

Cash and cash equivalents
at beginning of year               $   2,309,791   3,042,136      1,757,110

CASH AND CASH EQUIVALENTS  AT
END OF YEAR                        $   2,376,981$  2,309,791  $   3,042,136

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

KENTUCKY INVESTORS, INC.

INVESTORS HERITAGE LIFE INSURANCE COMPANY

NOTE  A - Nature of Operations and Accounting Policies

Kentucky Investors, Inc. (Kentucky Investors) is the holding company of Investors Heritage Life Insurance Company (Investors Heritage), Investors Heritage Printing, Inc., a printing company and Investors Heritage Financial Services Group, Inc., an insurance marketing company formed in 1994. 99% of Kentucky Investors operations are generated by Investors Heritage.

Investors Heritage's operations involve the sale and administration of various insurance and annuity products, including, but not limited to, participating, non-participating, whole life, limited pay, universal life, annuity contracts, credit life, credit accident and health and group insurance policies. The principal markets for Investors Heritage products are in the Commonwealths of Kentucky and Virginia, and the states of North Carolina, South Carolina, Ohio, Indiana, Florida, Tennessee, Illinois, Kansas, West Virginia and Texas.

Basis of Presentation: The accompanying consolidated financial statements of Kentucky Investors, Inc. and subsidiaries and Investors Heritage Life
Insurance
Company and subsidiary have been prepared in accordance with generally accepted accounting principles (GAAP). Investors Heritage also submits financial statements to insurance regulatory authorities based on statutory accounting practices which differ from GAAP.

Principles of Consolidation: The consolidated financial statements include the majority-owned subsidiaries of Kentucky Investors which are Investors Heritage Printing, Inc., Investors Heritage and its subsidiary, Investors Underwriters, Inc., and Investors Heritage Financial Services Group, Inc. Kentucky Investors formed Investors Heritage Financial Services Group, a wholly-owned marketing company which markets a variety of products for a number of companies as well as
Investors Heritage's mortgage protection products to financial institutions in 1994. Intercompany transactions are eliminated in consolidation.

Investments: Effective January 1, 1994, Kentucky Investors and Investors Heritage adopted Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities". In accordance with SFAS No. 115, Kentucky Investors and Investors Heritage classified its fixed maturities and equity securities as available-for-sale or held-to-maturity. Under SFAS No. 115, securities classified as held-to-maturity are carried at amortized cost. Available-for-sale classified securities are carried at fair value with appreciation (depreciation) relating to temporary market value changes recorded as an adjustment to stockholders' equity. The effect of SFAS No. 115 resulted in an increase to stockholders' equity (net of adjustments to deferred policy acquisition costs and deferred federal income taxes) of $2,050,923 and $2,790,241 for Kentucky Investors and Investors Heritage, respectively, to reflect the January 1, 1994, net unrealized gains on securities classified as available-for-sale previously carried at amortized cost. The adoption of SFAS No. 115 had no effect on Kentucky Investors or Investors Heritage net income. During 1995 the Financial Accounting Standards Board declared a one time "holiday" from SFAS No. 115 restrictions relating to the transfer of held-to-maturity classified securities to the available-for-sale classification. Specifically, FASB decided that companies would be allowed a one time reassessment of their classification of securities. Pursuant to the "holiday" Kentucky Investors and Investors Heritage reclassified its held-to-maturity securities to

NOTES
available-for-sale. This was completed effective November 30, 1995. On that date the amortized cost, related gross unrealized gain and related gross
unrealized loss were $6,377,043, $251,188 and $46,733, respectively.   Equity
securities are carried at fair value.

Premiums and discounts on fixed maturity investments are amortized into income using the interest method. Anticipated prepayments on mortgage-backed securities are considered in the determination of the effective yield on such securities. If a difference arises between anticipated prepayments and actual prepayments, the carrying value of the investment is adjusted with a corresponding charge or credit to interest income.

Realized gains and losses on the sale of investments are determined based upon the specific identification method and include provisions for other-than-temporary impairments where appropriate.

Mortgage loans, policy loans and other long-term investments are carried at
unpaid balances.    Short term investments represent securities with maturity
dates within one year but exceeding three months. These securities are carried at amortized cost.

Cash equivalents include money market funds on deposit at various financial institutions with contractual maturity dates within three months at the time of purchase.

Deferred Acquisition Costs: Commissions and other acquisition costs which vary with and are primarily related to the production of new business are deferred and amortized over the life of the related policies. See Revenues and Expenses regarding amortization methods. Recoverability of deferred acquisition costs is evaluated annually by comparing the current estimate of the present value of expected pretax future profits to the unamortized asset balance. If such current estimate is less than the existing balance,the difference is charged to expense.

Property and Equipment: Property and equipment is carried at cost less accumulated depreciation, using principally the straight-line method. Accumulated depreciation on property and equipment of Kentucky Investors was $3,705,560 and $3,507,133 at December 31, 1995 and 1994, respectively.
Accumulated depreciation on property and equipment of Investors Heritage was $3,632,463 and $3,440,760 at December 31, 1995 and 1994, respectively.

Goodwill: Goodwill for Investors Heritage is being amortized over forty years using the straight-line method. Accumulated amortization was $918,414 and $852,813 at December 31, 1995 and 1994, respectively.

Benefit Reserves and Policyholder Deposits: Reserves on traditional life and accident and health insurance products are calculated using the net level premium method based upon estimated future investment yields, mortality, withdrawals and other assumptions, including dividends on participating policies. The assumptions are locked in and based on projections of past experience and include provisions for possible unfavorable deviation.

Benefit reserves and policyholder deposits on universal life and investment-type products are determined by using the retrospective deposit method and represent the policy account value before consideration of surrender charges. In addition, unearned revenues are included as a part of the benefit reserve.

NOTES

The mortality assumptions for regular ordinary business are based on the 1955-60
Basic Table, Select and Ultimate, for plans issued prior to 1982, the 1965-70 Basic Table, Select and Ultimate, for plans issued in 1982 through 1984, the 1975-80 Basic Table, Select and Ultimate, for plans issued after 1984 and on the
Company's experience for final expense plans.

Reinsurance: Kentucky Investors and Investors Heritage assume and cede reinsurance under various agreements providing greater diversification of business, allowing management to control exposure to potential losses arising from large risks, and providing additional capacity for growth. Amounts recoverable from reinsurers are estimated in a manner consistent with the related liabilities associated with the reinsured policies. During 1993, Investors Heritage reached agreements with two insurers for the recapture of certain assumed group life policies. This resulted in a $637,000 gain from operations before tax in 1993. In accordance with SFAS No. 113 reserves ceded to reinsurers of $3,361,687 are shown gross on the balance sheets of Kentucky Investors and Investors Heritage.

Unearned Premium Reserves: Credit life unearned premium reserves are calculated for level and reducing coverage using the monthly pro rata and Rule of 78's methods, respectively. Credit accident and health unearned premium reserves are determined based upon the Rule of 78's in 1995, 1994 and 1993. In 1992, credit accident and health unearned premium reserves were determined as the mean of the pro rata and Rule of 78's reserves. The change increased Investors Heritage's 1993 income from operations before tax by $370,000.

Policy Claims: Policy claims are based on known liabilities plus estimated future liabilities developed from trends of historical data applied to current exposure.

Other Policyholders' Funds: Other policyholders' funds consist primarily of dividends and endowments left on deposit at interest. Participating business approximates 12% of ordinary life insurance in force. Participating dividends are accrued as declared by the Board of Directors of Investors Heritage.

Federal Income Taxes: Effective January 1, 1993, Kentucky Investors and Investors Heritage changed their method of accounting for income taxes in accordance with FASB Statement 109, "Accounting for Income Taxes". Under Statement 109, the liability method is required to be used in accounting for income taxes. Under that method, deferred tax assets and liabilities are determined based on differences between the financial reporting and the tax bases of assets and liabilities and are measured using the enacted tax rates. The cumulative effect of adopting Statement 109 as of January 1, 1993 was to decrease net income by $68,000 ($ .09 per share) and increase net income by $182,000 ($ .20 per share) for Kentucky Investors and Investors Heritage, respectively.

Revenues and Expenses: Revenues on traditional life and accident and health insurance products consist of direct and assumed premiums reported as earned when due. Liabilities for future policy benefits, including unearned premium reserves, are provided and acquisition costs are amortized by associating benefits and expenses with earned premiums to recognize related profits over the life of the contracts. Acquisition costs are amortized over the premium paying period using the net level premium method. Traditional life insurance products are treated as long duration contracts based on the fact that they are ordinary whole life insurance products which generally remain in force for the lifetime of the insured. The accident and health insurance products are treated as long duration contracts because they are non-cancelable.

NOTES

Revenues for universal life and investment-type products consist of investment income and policy charges for the cost of insurance and policy initiation and administrative fees. Expenses include interest credited to policy account balances, actual administrative expenses and benefit payments in excess of policy account balances.

Deferred policy acquisition costs related to universal life and investment-type products are amortized as a uniform percentage of each year's expected gross profits, over the life of the policies. Amortization is unlocked for significant changes in expected versus actual gross profits, including the effects of realized gains or losses.

Common Stock and Earnings per Share: The par value per share for Kentucky Investors is $1.00 with 1,225,000 shares authorized and 811,128, 779,895 and 771,786 shares issued at December 31, 1995, 1994 and 1993, respectively. Earnings per share of common stock were computed based on the weighted average number of common shares outstanding during each year. The number of common shares used in this computation was 783,820 in 1995, 772,109 in 1994, and 769,570 in 1993. Cash dividends per share were $.38 in 1995, $.37 in 1994, and $.36 in 1993.

The stated value of Investors Heritage common stock was $1,441,797, $1,443,259 and $1,449,010 at December 31, 1995, 1994 and 1993, respectively. 2,000,000 shares were authorized at December 31, 1995, 1994 and 1993 and 900,623, 901,537,
and 905,131 shares were issued at December 31, 1995, 1994 and 1993, respectively. Earnings per share of common stock were computed based on the weighted average number of common shares outstanding during each year: 901,151 in 1995, 902,115 in 1994, and 906,989 in 1993. Cash dividends per share were $.76 in 1995, $.74 in 1994, and $.72 in 1993.

Reclassifications: Certain prior year amounts have been reclassified to conform to the 1995 presentations.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

New Accounting Pronouncements: Kentucky Investors and Investors Heritage have elected to adopt SFAS No. 120, "Accounting and Reporting by Mutual Life Insurance Enterprises and by Insurance Enterprises for Certain Long Duration Participating Contracts", effective January 1, 1996 to account for their participating life insurance policies. Management has evaluated the impact of adoption to be immaterial to the financial statements of both Kentucky Investors and Investors Heritage.

NOTE  B - Investments

Investors Heritage limits credit risk by emphasizing investment grade securities and by diversifying its investment portfolio among government and corporate bonds and mortgage loans. Investors Heritage manages its fixed income portfolio to diversify between and within industry sectors. Mortgage loans are issued at loan to value ratios not exceeding 80 percent. Approximately $10,815,000 of the loans outstanding at December 31, 1995 were to borrowers located in Kentucky. All loans are secured by a first mortgage on the property.

NOTES
NOTE  B - Continued

Investments in available-for-sale and held-to-maturity securities are summarized as follows:


1995                                             Gross          Gross
                                Amortized      Unrealized    Unrealized         Fair
                                   Cost           Gains        Losses           Value
Available-for-sale securities:
U.S. Government
Obligations
                           $  24,214,107     $1,364,794      $  15,497  $  25,563,404
States and Political
Subdivisions                   1,987,512         73,488            -0-      2,061,000
Corporate                     68,935,613      3,138,499         78,479     71,995,633
Foreign                        5,015,069        260,071            -0-      5,275,140
Mortgage-Backed Securities    31,685,496        921,819        100,776     32,506,539

Total Fixed Maturity Securities            $131,837,797     $5,758,671       $194,752$137,401,716
Equity Securities              1,311,393      1,347,552         93,009      2,565,936

Total
                            $133,149,190     $7,106,223       $287,761   $139,967,652

1994                                              Gross          Gross
                                Amortized      Unrealized    Unrealized         Fair
                                   Cost           Gains        Losses           Value

Available-for-sale securities:
U.S. Government Obligations
                            $ 29,489,371     $  153,353     $1,331,031   $ 28,311,693
Corporate                     63,925,650        174,999      4,263,242     59,837,407
Mortgage-Backed Securities    22,100,716         40,446      1,485,801     20,655,361

Total Fixed Maturity
Securities
                            $115,515,737     $  368,798     $7,080,074   $108,804,461
Equity Securities              1,249,643        928,388        175,353      2,002,678

Total
                            $116,765,380     $ ,297,186     $ ,255,427   $110,807,139

Held-to-maturity securities:
States and Political
Subdivisions
                            $  3,804,470     $   31,498     $  315,210   $  3,520,758
Corporate                      1,164,154            -0-         34,154      1,130,000
Mortgage-Backed Securities     1,611,697            -0-        148,638      1,463,059

Total
                            $  6,580,321     $   31,498     $  498,002   $  6,113,817


In accordance with SFAS No. 115, net unrealized gains (losses) for investments classified as available-for-sale are shown, net of the effect on deferred income taxes and deferred policy acquisition costs assuming that the appreciation
(depreciation) had been realized.   A summary follows:

                             December 31    December 31
                                    1995           1994

Net unrealized appreciation
(depreciation) on available-
for-sale securities
                            $ 6,818,462   $ (5,958,241)
Adjustment to deferred
acquisition costs              (836,591)       297,774
Deferred income taxes
                             (2,033,836)     1,924,559


Net unrealized appreciation
(depreciation) on
available-for-sale securities for
Investors Heritage
                             $ 3,948,035  $ (3,735,908)
Minority shareholders'
interest
                             (1,031,526)        978,917


Net unrealized appreciation
(depreciation) on
available-for-sale securities for
Kentucky Investors
                             $ 2,916,509  $ (2,756,991)


The amortized cost and fair value of debt securities at December 31, 1995, by contractual maturity, are presented on the following page. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

NOTES

                      Available-for-Sale
                               Amortized          Fair
                                    Cost          Value


Due in one year or less
                         $    3,647,354  $    3,708,957
Due after one year
through five years            41,873,594     43,283,787
Due after five years
through ten years             40,405,170     42,383,431
Due after ten years           12,266,568     13,482,102
Due at multiple maturity
dates                         33,645,111     34,543,439

Total
                           $131,837,797    $137,401,716

Proceeds during 1995 and 1994 from sales and maturities of investments in available-for-sale securities were $8,946,675 and $8,214,320, respectively. Gross gains of $86,647 and $170,625 and gross losses of $50,315 and $35,599 were realized on those sales during 1995 and 1994, respectively. Proceeds during 1995 and 1994 from sales and maturities of investments in held-to-maturity securities were $204,084 and $6,127,887, respectively. Gross gains of $2,135 and $116,525 and gross losses of $7,964 and $8,012, respectively, were realized on those sales. Proceeds from sales and maturities of investments in debt securities were $33,391,890 for 1993. Gross gains of $821,051 and gross losses of $82,890 were realized on those sales in 1993.

Presented below is investment information for Investors Heritage, including the accumulated and annual change in net unrealized investment gain or loss. Additionally, the table below shows the annual change in net unrealized investment gain (loss) and the amount of realized investment gain (loss) on debt and equity securities for the years ended December 31, 1995, 1994 and 1993:

                           1995         1994         1993
Change in unrealized
investment gain (loss):
Available-for-sale:
Debt securities     $12,275,195  $(6,711,276)  $      -0-
Equity securities       501,508     (267,147)     231,774

Held-to-maturity
(held for investment
prior to 1994):
Debt securities     $   466,504  $(5,663,480)  $1,265,728

Realized investment
gain (loss):
Available-for-sale:
Debt securities     $    35,957  $   134,213   $      -0-
Equity securities           375          813        1,605

Held-to-maturity
(held-for-investment
prior to 1994):
Debt securities     $   (5,829)  $   108,513   $  738,161

In 1995 there were sales of $146,914 of held-to-maturity securities with a realized loss of $7,705. For statutory purposes the Company sold these securities since they were not valued by the NAIC Securities Valuation Office. Net realized gains of $1,876 result from prepayments and calls of held-to-maturity securities in 1995. As previously mentioned in Note A, the balance of held-to-maturity securities was transferred to available-for-sale on November 30, 1995. There were no sales of held-to-maturity securities in 1994. Realized gains above in 1994 ($108,513) result from prepayments and calls of held-to-maturity securities.

NOTES

Major categories of investment income for Investors Heritage are summarized as follows:

                           1995          1994        1993

Fixed maturities
                  $   9,084,878   $ 8,210,890$  7,934,808
Mortgage loans on
real estate           1,124,147     1,230,481   1,205,962
Other                   961,604       908,508     951,670
                    ___________   ___________ ___________
                    $11,170,629   $10,349,879 $10,092,440

Investment expenses     355,581       339,225     344,627

                    $10,815,048   $10,010,654$  9,747,813


Investors Heritage and Kentucky Investors are required to hold assets on deposit for the benefit of policyholders in accordance with statutory rules and regulations. At December 31, 1995 and 1994, these required deposits had book values of $22,290,293 and $22,374,245, respectively, for Kentucky Investors and Investors Heritage.

NOTE  C - Fair Values of Financial Instruments

The following disclosure of the estimated fair values of financial instruments is made in accordance with the requirements of SFAS No. 107, "Disclosures about Fair Value of Financial Instruments". The estimated fair value amounts have been determined using available market information and appropriate valuation methodologies. However, considerable judgement was necessarily required to interpret market data to develop these estimates. Accordingly, the estimates are not necessarily indicative of the amounts which could be realized in a current market exchange. The use of different market assumptions or estimation methodologies may have a material effect on the fair value amounts. The following table relates solely to Investors Heritage. Carrying values and fair values for Kentucky Investors approximate those shown for Investors Heritage, except for the investments in and obligations of affiliates recognized by Investors Heritage which are eliminated for Kentucky Investors reporting.


                        December 31, 1995

Investors Heritage          Carrying            Fair
                               Value           Value
Assets:
Fixed maturities        $137,401,716    $137,401,716
Equity securities          2,565,936       2,565,936
Mortgages on real
estate - commercial       12,353,835      13,627,306
Mortgages on real
estate - residential         704,629         793,064
Policy loans               6,869,039       6,869,039
Other long-term
investments                  301,733         301,733
Short-term investments     1,103,021       1,103,021
Investments in
affiliates                 2,309,438       4,406,088
Contractual obligations
of affiliate                 747,753         747,753
Cash and cash equivalents  2,376,981       2,376,981
Accrued investment income  2,139,333       2,139,333
Liabilities:
Policyholder deposits
(investment-type
contracts)              $ 48,243,071    $ 43,049,666
Policy claims              1,665,949       1,665,949

NOTES

The following methods and assumptions were used in estimating the "fair value" disclosures for financial instruments in the accompanying financial statements and notes thereto:

Cash, cash equivalents, short-term investments, policy loans, accrued investment income, other long term investments and contractual obligations of affiliates:
The carrying amounts reported for these financial instruments approximate their fair values.

Fixed maturity, equity securities, and investments in affiliates: The fair values for fixed maturity, equity securities (including redeemable preferred stocks) and investments in affiliates are based on quoted market prices.

Mortgage loans: The fair values for mortgage loans are estimated using discounted cash flow analyses, using the actual spot rate yield curve in effect at December 31.

Investment-type contracts: The fair values for the liabilities under investment-type insurance contracts are calculated as surrender values on these contracts.

Policy claims: The carrying amounts reported for policy claims approximate their fair value.

The fair values for insurance contracts other than investment contracts are not required to be disclosed under SFAS No. 107.


NOTE  D - Investment in Affiliates/Contractual Obligation of Affiliate

Investors Heritage's investment in the common stock of its parent, Kentucky Investors, either directly or indirectly, was at December 31, 1995: Cost $2,309,438, Market $4,406,088 and at December 31, 1994: Cost $2,679,684, Market
$4,710,107. Additionally, Investors Heritage owns several notes due from Kentucky Investors, with variable interest rates and due dates from 1999 to 2004. Kentucky Investors owns approximately 74% of Investors Heritage. Sales of common stock owned by Investors Heritage are reported by Kentucky Investors as stock issuances. The consideration received from such sales is recorded by Kentucky Investors as follows: an adjustment to common stock at par value of securities sold, an adjustment to retained earnings for the cost of securities sold in excess of par value, and an adjustment to paid in surplus for the difference in consideration received and cost of the securities paid by Investors Heritage.


NOTE  E - Federal Income Tax

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets as of December 31 are as follows:

NOTES

Investors Heritage              1995         1994

Deferred tax liabilities:
Policy acquisition costs$  7,972,000   $8,416,000
Net unrealized gain on
available-for-sale
securities                 2,034,000         -0-
Other                        235,000      176,000
Total deferred tax
liabilities             $ 10,241,000   $8,592,000

Deferred tax assets:
Benefit reserves        $  6,286,000   $5,712,000
Other                        501,000      527,000
Net unrealized losses on
available-for-sale securities    -0-    1,925,000

Total deferred tax
assets                  $  6,787,000   $8,164,000
Valuation allowance
for deferred tax assets    (252,000)          -0-
Net deferred tax assets $  6,535,000   $8,164,000
Net deferred tax
liabilities of
Investors Heritage      $  3,706,000   $  428,000

Kentucky Investors
Deferred tax liability:
Undistributed earnings
in subsidiary              1,414,000   1,402,000

Net deferred tax
liabilities of
   Kentucky Investors   $  5,120,000  $1,830,000


A valuation allowance was recorded on net deferred tax assets exclusive of the liability related to the net unrealized gain on available-for-sale securities. The valuation allowance was established to record the net asset at its estimated realizable value.

Federal income taxes in the consolidated balance sheets include deferred taxes and in 1993, taxes currently payable. In 1995, taxes recoverable of $77,000 and $-0- for Investors Heritage and Kentucky Investors, respectively, is included in other assets in the consolidated balance sheets.

The reconciliation of income tax attributable to operations computed at the federal statutory tax rate to income tax expense is:

                     1995       1994         1993

Statutory federal
income tax rate      35.0 %        35.0 %      35.0 %
Graduated tax rate   (1.0)%        (1.0)%      (1.0)%
Small life insurance
company deduction    (63.8)%      (19.5)%     (14.5)%
Dividend exclusion
and tax-exempt income(5.0)%        (1.7)%      (2.4)%
Increase in valuation 27.6 %
Alternative minimum
taxes                                          (2.5)%
Purchase accounting
differences          2.3 %           .7 %        .7 %
Other, net           1.3 %           .5 %      (1.9)%


Effective income tax rate-
Investors Heritage   (3.6)%        14.0 %      13.4 %
Consolidating
adjustments           5.9 %         3.6 %       5.0 %

Effective income tax rate-
Kentucky Investors   2.3 %         17.6 %      18.4 %

NOTES

At December 31, 1995 approximately $4,000,000 of the retained earnings of Investors Heritage represents earnings prior to 1984 which accumulated in an account known as policyholders' surplus, which was not subject to income taxation. In certain circumstances, including if distributions are made to stockholders in excess of approximately $6,900,000, Investors Heritage could be subject to additional federal income tax unrelated to its normal taxable income.
No provision for such income tax has been provided for as management foresees no events which would result in such tax being incurred.

Kentucky Investors made income tax payments of $34,750, $29,200 and $6,000 in 1995, 1994 and 1993, respectively. Investors Heritage made income tax payments of $445,614, $2,450,000 and $2,005,000 in 1995, 1994, and 1993, respectively.

NOTE  F - Employee Benefit Plans

Kentucky Investors and Investors Heritage participate in a noncontributory retirement plan which covers substantially all employees. Benefits are based on years of service and the highest consecutive 60 months average earnings within the last 120 months of credited service. Benefits are funded based on actuarially determined amounts.

The following tables provide additional details for Kentucky Investors on a consolidated basis. Because the amounts for the parent company and Investors Heritage Printing, Inc. are immaterial, they are not separately presented.

                               1995         1994         1993
Components of pension
expense:
Service cost           $  (222,492)  $ (212,612)  $ (164,415)
Interest cost             (289,538)    (244,073)    (212,520)
Actual return on
plan assets                 296,918      269,622      252,606
Net amortization and
deferral                   (10,667)     (71,269)     (67,913)
Net periodic pension
expense                $  (225,779)  $ (258,332)  $   92,242)


Plan assets at
fair value             $  3,460,959  $ 3,050,765  $ 2,558,190

Actuarial present value
of projected benefit
obligation:
Accumulated benefit
obligations:
Vested                 $(3,356,652) $(2,537,144)$ (2,224,048)
Nonvested                  (45,880)     (35,477)     (26,889)

                       $(3,402,532) $ 2,572,621)$ (2,250,937)
Provision for future
salary increase         (1,172,820)    (833,712)    (898,393)
Total projected benefit
obligation             $(4,575,352) $(3,406,333)$ (3,149,330)
Projected benefit
obligation in excess
of fair value of plan
assets                 $(1,114,393) $  (355,568)$   (591,140)
Unrecognized net loss    1,255,751      506,848      800,896
Unrecognized transition
asset                     (204,861)    (239,004)    (273,148)


ACCRUED PENSION COST   $   (63,503) $   (87,724)$    (63,392)
Excess of plan assets over
accumulated benefit
obligations            $     58,427 $    478,144$     307,253

NOTES
NOTE  F - Continued

The discount rate used in determining the actuarial present value of the projected benefit obligation was 7.5% and 8.5% for 1995 and 1994, respectively. The rate of increase in future compensation levels was 5% for 1995, 1994 and 1993. The expected long-term rate of return on plan assets was 9% in 1995, 1994 and 1993. Plan assets represent a deposit administration fund of Investors Heritage.

Kentucky Investors and Investors Heritage also sponsor a 401(k) defined contribution plan. Matching contributions to the plan expensed for 1995, 1994 and 1993 were $150,000, $131,000, and $138,000, respectively.

NOTE  G - Stockholders' Equity and Dividend Restrictions

Statutory restrictions limit the amount of dividends which may be paid by Investors Heritage. Generally, dividends during any year may not be paid, without prior regulatory approval, in excess of the lessor of (a) 10 percent of statutory stockholders' equity as of the preceding December 31, or (b)statutory net income for the preceding year. In addition, dividends are limited to the amount of unassigned surplus reported for statutory purposes, which was $10,950,126 at December 31, 1995.

NOTE  H - Statutory Accounting Practices

Stockholders' equity, as reported by Investors Heritage, was $15,061,860 and $13,867,715 at December 31, 1995 and 1994, respectively. The statutory net income was $2,063,471, $2,486,925, and $523,908 for the years ending December 31, 1995, 1994 and 1993, respectively.

Principle adjustments to statutory amounts to derive GAAP amounts include: a) costs of acquiring new policies are deferred and amortized; b) benefit reserves are calculated using more realistic investment, mortality and withdrawal assumptions; c) deferred income taxes are provided; d) value of business acquired and goodwill are established for acquired companies; and e) accounting for certain investments in debt securities.

Investors Heritage is domiciled in the Commonwealth of Kentucky and prepares its statutory-basis financial statements in accordance with accounting practices prescribed or permitted by the Kentucky Department of Insurance. "Prescribed" statutory accounting practices include state laws, regulations, and general administrative rules, as well as a variety of publications of the National Association of Insurance Commissioners ("NAIC"). "Permitted" statutory accounting practices encompass all accounting practices that are not prescribed;
such practices may differ from state to state, may differ from company to company within a state, and may change in the future. The NAIC currently is in the process of recodifying statutory accounting practices, the result of which is expected to constitute the only source of "prescribed" statutory accounting practices. Accordingly, that project, which is expected to be completed in 1997, will likely change, to some extent, prescribed statutory accounting practices, and may result in changes to the accounting practices that insurance enterprises use to prepare their statutory financial statements. It is not feasible to discuss the expected impact to the Company of the recodification of statutory accounting practices since no changes have been determined with any certainty.

During the year Investors Heritage completed its negotiations with the Kentucky Department of Insurance (the "Department") with regard to the valuation of certain assets held by Investors Heritage. Under the agreement reached with the Department, Investors Heritage will write down the statutory value of the home office real estate owned from market to depreciated cost over a five-year period and will write down to zero its investment in the

NOTES
common stock of Investors Underwriters, Inc. (subsidiary) and its investment in the common stock of Kentucky Investors over a three-year period. During 1995 the assets were written down by $1,527,826. After consideration of the Asset Valuation Reserve (AVR) related to the write downs the net effect to statutory surplus was a reduction of $395,071. The remaining write downs as of December 31, 1995 to be taken over the next four years against statutory surplus, before consideration of AVR, will be approximately $5,178,000.

NOTE  I - Segment and Reinsurance Data

Investors Heritage operates in four segments as shown in the following tables. All segments except Corporate include both individual and group insurance. Identifiable revenues, expenses and assets are assigned directly to the applicable segment. Net investment income and invested assets are generally allocated to the insurance and the corporate segments in proportion to policy liabilities and stockholders' equity, respectively. Certain assets, such as property and equipment, are assigned to the Corporate segment. Goodwill has been allocated to the insurance lines based upon the mix of business of companies acquired. Corporate segment results for the parent company, Investors Heritage Printing, Inc., and Investors Heritage Financial Services Group are immaterial, after elimination of intercompany amounts, and are not presented.

                               1995         1994         1993

                                        (000's omitted)
Revenue:
Life & Annuities         $   42,437    $  38,916    $  33,697
Credit(Life & A&H)            (802)        5,431        7,056
Accident & Health             1,126        1,139        3,063
Corporate                     1,315        1,318        1,610

                         $   44,076    $  46,804    $  45,426


Pre-Tax Income from Operations:
Life & Annuities         $    1,143   $    2,868    $   2,866
Credit(Life & A&H)            (826)      (1,095)      (1,521)
Accident & Health               108          430          396
Corporate                       460          589          707

                         $      885   $    2,792    $   2,448

Assets:
Life & Annuities         $  163,834   $  143,789    $ 133,911
Credit(Life & A&H)            8,186       20,107       33,556
Accident & Health            1,692         1,811        2,861
Corporate                   36,778        28,555       30,869

                         $  210,490   $  194,262    $  01,197

Amortization and
Depreciation Expense:
Life & Annuities         $    2,874   $    4,303    $   3,968
Credit(Life & A&H)            2,672        4,971        7,451
Accident & Health               605          906          962
Corporate                       248          264          291

                         $    6,399   $   10,444    $  12,672

NOTES

For 1995, the development of segment data was derived using a revised allocation methodology. Such change in approach was applied and amounts have been restated for the 1994 and 1993 segment data presented above. This change in approach was made to enhance the allocation of costs and revenues to coincide with resources used by the segment and revenues earned. As a result of this change, revenues for the Life and Annuities segment increased $446,000 for 1994 and $458,000 for 1993. Revenues for the Corporate segment decreased $497,000 for 1994 and $519,000 for 1993. Pre-Tax Income from Operations for the Life and Annuities segment increased $115,000 for 1994 and $513,000 for 1993. Pre-Tax Income from Operations for the Corporate segment decreased $193,000 in 1994 and $379,000 in 1993. The effect on other segment classifications presented above was immaterial.

Investors Heritage cedes a portion of its credit life and accident insurance through coinsurance agreements and utilizes yearly renewable term reinsurance to cede life insurance coverage in excess of its retention limit which has been set at $100,000. Total premiums ceded amounted to $1,135,000 and $1,420,000 in 1995 and 1994, respectively, and commissions and expense allowances received were $166,000 and $317,000 in 1995 and 1994, respectively. Unearned premium reserves were reduced by $2,048,000 and $5,296,000 at December 31, 1995 and 1994,
respectively, for credit reinsurance transactions. Investors Heritage remains contingently liable on all ceded insurance should any reinsurer be unable to meet their obligations. Assumed reinsurance premiums were $4,348,000 and $4,538,000 in 1995 and 1994, respectively.

NOTE  J - Contingent Liabilities

Investors Heritage is named as a defendant in a number of legal actions arising primarily from claims made under insurance policies. Management and its legal counsel are of the opinion that the settlement of those actions will not have a material adverse effect on Investors Heritage's financial position or results of operations.

In most of the states in which Investors Heritage is licensed to do business, guaranty fund assessments may be taken as a credit against premium taxes over a five year period. These assessments, brought about by the insolvency of life and health insurers, are levied at the discretion of the various state guaranty fund associations to cover association obligations. There has been a significant increase in recent years of guaranty fund assessments. There is no reasonable way to determine if the assessments will increase or decrease in the future, but management is of the opinion that the effect would not be material on the financial position or results of operations of either Investors Heritage or Kentucky Investors because of the use of premium tax off-sets.

On March 14, 1996, Investors Heritage received a letter from Crown Life Insurance Company, a coinsurer of certain credit life and credit accident and health policies sold by Investors Heritage, regarding certain disagreements in the terms of their reinsurance agreement. Because of these disagreements, Crown Life contends that Investors Heritage owes to them approximately $1,000,000. Investors Heritage has not completed its investigation in order to respond to Crown Life's assertions, but based on its preliminary assessment Investors Heritage disagrees and intends to vigorously defend its position.

BOARD OF DIRECTORS

Harry Lee Waterfield II
Chairman of the Board I K a b c d e f g h
Frankfort, Kentucky

Warner Hines K g
Frankfort, Kentucky

Dr. Adron Doran I a b e
Lexington, Kentucky

Jerry F. Howell I K a b c d e h
Leesburg, Florida

H. Glenn Doran I K c d f g
Murray, Kentucky

Dr. Jerry F. Howell, Jr. I K c f
Morehead, Kentucky

Michael F. Dudgeon, Jr. I c
Columbia, South Carolina

Joe R. Johnson I d
Frankfort, Kentucky

Gordon C. Duke K g
Frankfort, Kentucky

David W. Reed K h
Gilbertsville, Kentucky

Robert M. Hardy, Jr. I K a f g h
Frankfort, Kentucky

Helen Wagner K b f
Owensboro, Kentucky


I Investors Heritage Life Insurance Company d Investors Heritage Life Finance Committee
K Kentucky Investors, Inc.
e Investors Heritage Life Compensation Committee a Investors Heritage Life Executive Committee f Kentucky Investors Executive Committee b Investors Heritage Life Nominating Committee g Kentucky Investors Finance Committee c Investors Heritage Life Audit Committee h Kentucky Investors Nominating Committee



STOCK INFORMATION

Stock Prices
NASDAQ OVER-THE-COUNTER MARKET QUOTATIONS
(Investors Heritage
Life Insurance Company and Kentucky Investors Inc. Logos)

Investors Heritage Life Insurance Company
1995 MARKET PRICE RANGE

26-28                         March
26-28                          June
26-28                          Sept.
26-28                           Dec.

1995 Annual Dividend Per Share - $.76


1994 MARKET PRICE RANGE

26-28                         March
26-28                          June
26-28                          Sept.
26-28                           Dec.

1994 Annual Dividend Per share - $.74


Kentucky Investors, Inc.
1995 MARKET PRICE RANGE

12  1/2 - 13 1/2              March
12  1/2 - 13 1/2               June
12  3/4 - 13 3/4               Sept.
12  3/4 - 13 3/4                Dec.

1995 Annual Dividend Per Share - $.38

1994 MARKET PRICE RANGE

12  1/2 - 13 1/2              March
12  1/2 - 13 1/2               June
12  1/2 - 13 1/2               Sept.
12  1/2 - 13 1/2                Dec.

1994 Annual Dividend Per Share - $.37


The stock of both companies is traded on over-the-counter market. Both stocks are on the NASDAQ system. The quotations reflect inter-dealer prices, without retail mark-up, mark-down, or commission, and may not represent actual transactions. The symbol for Investors Heritage Life is INLF and the symbol for Kentucky Investors is KINV.

The 1996 cash dividend to be paid to its stockholders by Investors Heritage Life on April 12, 1996 is $.76 per share, and the cash dividend to be paid on the same date to its shareholders by Kentucky Investors is $.38 per share.

ANNUAL MEETING

The 1996 meeting of shareholders of Investors Heritage Life Insurance Company is scheduled for 10 a.m. on Thursday, May 9, 1996, at the company auditorium, Second and Shelby Streets, Frankfort, Kentucky. The annual meeting of shareholders of Kentucky Investors, Inc., is scheduled for the same date and location at 11 a.m.

FORM 10-K

A copy of the Form 10-K Annual Report to the Securities and Exchange Commission for either Company can be obtained upon request to the Secretary of that company.

TRANSFER AGENT

Investors Heritage Life Insurance Company
Stock Transfer Department
P.O. Box 717
Frankfort, Kentucky 40602

(502) 223-2364 - EXT. 305


Page 48